UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Noonan, Patrick F.

   The Conservation Fund
   1800 North Kent Street
   Arlington, Virginia  22209
2. Issuer Name and Ticker or Trading Symbol
   Ashland Inc.
   ASH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 30, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |    |                  |   |           |2,000 (1)          |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Option (2)              |37.50   |     |    |           |   |7-28-|1-28-|Common Stock|500    |       |500         |I (|By Grandson |
                        |        |     |    |           |   |94   |04   |            |       |       |            |3) |            |
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Option (2)              |37.50   |     |    |           |   |7-28-|1-28-|Common Stock|500    |       |500         |I (|By Grandson |
                        |        |     |    |           |   |94   |04   |            |       |       |            |4) |            |
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Option (2)              |33.00   |     |    |           |   |7-27-|1-27-|Common Stock|500    |       |500         |I (|By Grandson |
                        |        |     |    |           |   |95   |05   |            |       |       |            |3) |            |
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Option (2)              |33.00   |     |    |           |   |7-27-|1-27-|Common Stock|500    |       |500         |I (|By Grandson |
                        |        |     |    |           |   |95   |05   |            |       |       |            |4) |            |
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Option (2)              |43.125  |     |    |           |   |7-30-|1-30-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |97   |07   |            |       |       |            |   |            |
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Option (2)              |52.75   |     |    |           |   |     |     |Common Stock|1,000  |       |1,000       |D  |            |
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Common Stock Units (5)  |1-for-1 |     |J   |1,416      |A  |     |     |Common Stock|1,416  |       |12,209      |D  |            |
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
Explanation of Responses:
1. Represents shares of restricted stock acquired pursuant to Ashland's stock incentive plans as approved by the shareholders and exempt pursuant to Rule
16b-3.
2. Stock options (represents a right to buy Ashland Common Stock) granted pursuant to Ashland's Deferred
Compensation Plan for Non-Employee
Directors.
3. I hereby disclaim beneficial ownership of securities owned by my grandson, Ryan Ziemski.
4. I hereby disclaim beneficial ownership of securities owned by my grandson, John Ziemski.
5. Common Stock Units acquired pursuant to Ashland's Deferred Compensation Plan for Non-Employee Directors as of September 30, 2000 and includes transactions on or after December 31, 1999, payable in cash or stock upon termination in service, and exempt under Rule 16b. The price of the Common Stock Units on applicable acquitsion dates has varied from $29.313 -
$36.00.
SIGNATURE OF REPORTING PERSON
Patrick F. Noonan
DATE
October 12, 2000